

June 25, 2013

<u>Via E-Mail</u>
Mr. Timothy Spence
Chief Financial Officer
HASCO Medical, Inc.
15928 Midway Road
Addison, TX 75001

> **Re:** **HASCO Medical, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed on May 1, 2012**
> **Correspondence submitted on June 10, 2013**
> **File No. 000-52422**

Dear Mr. Spence:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 23

1.   We note your responses to comments three and four in our letter dated May 17, 2013. Considering your cash balance at March 31, 2013 as well as your reported net loss of $265,408 and net cash outflows from operations in the amount of $567,749 for the quarter ended March 31, 2013, further explanation is needed regarding how you plan to fund your line of credit, notes payable, operating leases and working capital needs. As

previously requested, please revise your liquidity section to discuss your material cash requirements, your internal and external sources of cash and how you plan to fund your obligations for the next 12 months. Your response and revised disclosure should also address how you plan to fund any floor plan financing obligations that may be due as a result of not selling a vehicle within six months of borrowing. In this regard, we note your disclosure on page F-16 that if the vehicle is not sold within six months that 10% of the balance is due with the balance due in twelve months.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-5

2.   We note your response to comment 5 in our letter dated May 17, 2013 where you state your services are mostly sold to purchasers of your products in that your vans must be custom-fit prior to sale and that service revenue includes custom fitting. It is unclear how the custom fitting and sale of a van fits into your revenue recognition policy disclosed on page 18. To the extent you have multiple element arrangements, please revise your policy note to clarify your units of accounting and how you recognize revenue for each element. Further confirm that the $10.8 million in service revenues recognized during 2012 relate to custom fitting as presented on page 20.

Consolidated Statements of Cash Flows, page F-7

3.   We note your response to comment 6 in our letter dated May 17, 2013. With regard to the purchase of Mobility Freedom and Wheelchair Vans of America, it is still unclear why the related party loan of $2,000,000 was not presented as a financing activity in your statement of cash flows and the cash payment out was not reflected in your investing cash flows as consideration paid for the acquisition. Please revise to ensure your presentation of these two transactions are accurately reflected in your cash flow statement in accordance with ASC 230.

4.   In the response to our comment 6 in the letter dated May 17, 2013 you did not provide an explanation of your accounting treatment for $500,000 in cash paid to acquire Ride-Away. Please tell us how the company did not pay cash for this transaction and why it is appropriate not to present this cash as an investing cash outflow in the cash flow statement.

5.   We note your response to comment 7 in our letter dated May 17, 2013 which states that your floor plan note is more analogous to accounts payable and therefore net presentation in your cash flow statement is appropriate. We further note your reference to ASC 230-10-45-7 which allows net presentation when "turnover is quick, amounts are large and maturities are short." Tell us your basis for analogizing your floor plan financing with a third party as accounts payable, which is an operating activity. Your response should address turnover and maturities of your floor plan financing. In light of your response to

comment 4 where you state that the floor plan debt is of indeterminate term and lacking in determinable monthly payments, tell us why net presentation is appropriate.

6.   Please tell us if the floor plan financing arrangement has been provided as a material contract or why you are not required to do so. See Item 601 of Regulation S-K. If it has been provided please refer us to the applicable filing.

Notes to Consolidated Financial Statements, page F-8

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page F-8
Note 4 - Intangible Property, page F-15

7.   We note your response to comment 11 in our letter dated May 17, 2013. Please revise to provide a detailed description of what is included in the sales team infrastructure line item (e.g. trademarks, logos, advertising literature, policies and procedures, locations and websites), quantify each of these items and tell us your basis in ASC 805 for recording these items as intangible assets.

Note 12 – Pro Forma Financial Information, page F-21

8.   We note the response to comment 12 in our letter dated May 17, 2013. Please tell us when you finalized your purchase price allocation, whether there were any provisionally-determined amounts recorded in the initial purchase accounting allocation and if you recorded adjustments during the measurement period. If there were please tell us how you have satisfied the disclosure requirements of ASC 805-10-50-6.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341or Melissa N. Rocha, Accounting Branch Chief at (202) 551-3854 if you have questions regarding the comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining